January 5, 2016

BY EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 5, 2015

File No. 001-33095

Ladies and Gentlemen:

This letter is submitted in response to a letter dated December 18, 2015 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mary Kay Fenton, Chief Financial Officer of Achillion Pharmaceuticals, Inc. (“Achillion”), relating to the above referenced Form10-K and Form 10-Q filings of Achillion (collectively, the “Filings”).

Achillion hereby acknowledges that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (203) 752-5414 with any questions concerning this letter.

Very truly yours,

/s/ Mary Kay Fenton

Mary Kay Fenton

Executive Vice President

Chief Financial Officer

cc:	Milind Deshpande

Cynthia T. Mazareas, Esq.